Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

March 12, 2013

SoftBank Corp.

Reduction of Maximum Amount of Bridge Loan for Sprint Acquisition

SoftBank Corp. (the “Company”) announced that it has determined to reduce the maximum total amount of borrowing under the bridge loan agreement (the “Loan Agreement”) executed for the investment in Sprint Nextel Corporation (“Sprint”). Please refer to the press release “Bridge Loan for Sprint Acquisition” issued on December 17, 2012 for a summary of the Loan Agreement.

1.	Reason

The Company raised a total of JPY 370.0 billion through the issuance of the 41st unsecured straight corporate bond (issue date: March 12, 2013, total amount of issue: JPY 300.0 billion) and the 42nd unsecured straight corporate bond (issue date: March 1, 2013, total amount of issue: JPY 70.0 billion), announced previously on February 22, 2013. Out of the amount procured, the amount excluding estimated costs associated with the bond issuance of JPY 365.1 billion will be allocated to part of the investment in the business of Sprint. Therefore the equivalent amount will be deducted from the maximum total amount of borrowing under the Loan Agreement.

2.	Change

	Before	After	(Ref.) Drawdown amount
Maximum total amount of borrowing	JPY 1,650.0 billion	JPY 1,284.9 billion
Facility A	JPY 250.0 billion	JPY 250.0 billion	JPY 250.0 billion
Facility B	JPY 1,400.0 billion	JPY 1,034.9 billion	—

3.	Status of borrowing

Drawdown of facility A was executed on December 21, 2012. As of March 12, 2013, there has not been a drawdown of facility B.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed financing of the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (“Clearwire”). All statements, other than historical facts, including statements regarding the expected terms of the proposed financing, and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which are available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II has filed with the SEC a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also constitutes a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, is available, free of charge, from the SEC’s web site (www.sec.gov).

Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers is available in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.